Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Gentiva Health Services, Inc. for the registration of $300,000,000 of debt securities, guarantees of debt securities, preferred stock, common stock, and warrants to purchase debt securities, preferred stock or common stock and to the incorporation by reference therein of our report dated March 10, 2010 (except for Note 22, as to which the date is October 19, 2010), with respect to the consolidated financial statements of Odyssey HealthCare, Inc., for the year ended December 31, 2009, included in the Gentiva Health Services, Inc. Current Report on Form 8-K/A (Amendment No. 1) dated October 20, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

October 21, 2010